UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*


                         STRATFORD AMERICAN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   86279E 10 2
                               -------------------
                                 (CUSIP Number)

                                September 4, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)

[X]    Rule 13d-1(c)

[ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                    -----------------------
CUSIP No. 86279E 10 2                  13G                  Page 2 of 7 Pages
---------------------                                    -----------------------


--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Bulgheroni SPA
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Italy
--------------------------------------------------------------------------------
              5.  Sole Voting Power
                  1,396,700
NUMBER OF     ------------------------------------------------------------------
SHARES        6.  Shared Voting Power
BENEFICIALLY      0
OWNED BY      ------------------------------------------------------------------
EACH          7.  Sole Dispositive Power
REPORTING         1,396,700
PERSON        ------------------------------------------------------------------
WITH:         8.  Shared Dispositive Power
                  0
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,396,700
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    12.6%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                    -----------------------
CUSIP No. 86279E 10 2                  13G                  Page 3 of 7 Pages
---------------------                                    -----------------------


--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Antonio Bulgheroni
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Italy
--------------------------------------------------------------------------------
              5.  Sole Voting Power
                  1,396,700
NUMBER OF     ------------------------------------------------------------------
SHARES        6.  Shared Voting Power
BENEFICIALLY      0
OWNED BY      ------------------------------------------------------------------
EACH          7.  Sole Dispositive Power
REPORTING         1,396,700
PERSON        ------------------------------------------------------------------
WITH:         8.  Shared Dispositive Power
                  0
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,396,700
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    12.6%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1(a).  NAME OF ISSUER

The name of the issuer is Stratford American Corporation.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The address of the issuer's principal executive offices is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016.

ITEM 2(a).  NAME OF PERSON FILING

Bulgheroni SPA
Antonio Bulgheroni

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

Bulgheroni SPA
Antonio Bulgheroni
Via Buccan 33
21056 Induno Olona (VA) Italy

ITEM 2(c).  CITIZENSHIP

Italy

ITEM 2(d).  TITLE OF CLASS OF SECURITIES

Common Stock

ITEM 2(e).  CUSIP NUMBER

86279E 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.  OWNERSHIP

(a)  Amount beneficially owned by joint filers: 1,396,700.

     At September 4, 2003, Bulgheroni SPA (formerly known as Avionholding SPA) beneficially owned 1,396,700 shares of the issuer's Common Stock. Antonio

     Bulgheroni owns all of the ownership interests in Bulgheroni SPA. The 1,396,700 shares beneficially owned by Bulgheroni SPA are owned indirectly by Antonio Bulgheroni as the 100% owner of Bulgheroni SPA.

(b)  Percent of class owned by Bulgheroni SPA: 12.6%
     Percent of class owned by Antonio Bulgheroni: 12.6%

(c)  Number of shares to which Bulgheroni SPA has:

     (i)   Sole power to vote or to direct the vote: 1,396,700

     (ii)  Shared power to vote or to direct the vote: 0

     (iii) Sole power to dispose or to direct the disposition of: 1,396,700

     (iv)  Shared power to dispose or to direct the disposition of: 0

     Number of shares to which Antonio Bulgheroni has:

     (i)   Sole power to vote or to direct the vote: 1,396,700

     (ii)  Shared power to vote or to direct the vote: 0

     (iii) Sole power to dispose or to direct the disposition of: 1,396,700

     (iv)  Shared power to dispose or to direct the disposition of: 0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Bulgheroni SPA is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 1,396,700 shares which were beneficially owned by Antonio Bulgheroni (the 100% owner of Bulgheroni SPA).

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 10, 2003

                                               Bulgheroni SPA (1)


                                               /s/ Antonio Bulgheroni
                                               ---------------------------------
                                               Name:  Antonio Bulgheroni
                                               Title: President


(1) Pursuant to the Joint Filing Agreement attached hereto as Exhibit A among Bulgheroni SPA and Antonio Bulgheroni, this Schedule 13G is filed on behalf of each of them.

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Stratford American Corporation and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date:    September 10, 2003

                                               Bulgheroni SPA

                                               /s/ Antonio Bulgheroni
                                               ---------------------------------
                                               Name: Antonio Bulgheroni
                                               Title: President


                                               Antonio Bulgheroni


                                               /s/ Antonio Bulgheroni
                                               ---------------------------------
                                               Name: Antonio Bulgheroni